MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX PROVIDES UPDATE ON OMIGARD™ PROGRAM

Vancouver, British Columbia, Canada, May 11, 2009 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF) (“MIGENIX” or the "Corporation") announces that Cadence Pharmaceuticals Inc., (“Cadence”) has provided notice of termination of the OmigardTM Collaboration and License Agreement. The decision to terminate the agreement follows Cadence’s March 2009 announcement of their strategic decision to discontinue further development of OmigardTM.

Migenix will now be directing all activities relating to the program including the investigation of a range of opportunities for OmigardTM, alternative collaborative and partnering relationships as well as discussions with regulatory authorities regarding the substantial anti-infective properties shown by OmigardTM during clinical trials involving over 3000 patients. The Corporation is maintaining its target of working within an annual burn rate of approximately $2 million a year.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Corporation's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Corporation can be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as "forward-looking statements"). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: continuing with celgosivir to exploit all strategic options available for the program.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to successfully investigate and exploit opportunities in the OmigardTM program and operate within an annual burn rate of approximately $2 million a year.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: uncertainties related to early stage of technology and product development; potential delays; the possibility that opportunities will arise that require more cash than presently anticipated; market conditions for establishing corporate collaborations; dependence on key personnel; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; dependence on corporate collaborations; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.